FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a–16 or 15d–16 of

the Securities Exchange Act of 1934

Commission file number 001-14264

For the month of March 2005

PFEIFFER VACUUM TECHNOLOGY AG

(Translation of registrant’s name into English)

Berliner Strasse 43
D–35614 Asslar
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of form 20–F or Form 40–F.

Form 20–F  ☑                    Form 40–F  ☐

Indicate by check mark if the registrant is submitting the Form 6–K in paper as permitted by Regulation S–T Rule 101(b) (1):

Yes  ☐                    No  ☑

Indicate by check mark if the registrant is submitting the Form 6–K in paper as permitted by Regulation S–T Rule 101(b) (7):

Yes  ☐                    No  ☑

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3–2(b) under the Securities Exchange Act of 1934.

Yes  ☐                    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3–2(b): 82–

PFEIFFER VACUUM TECHNOLOGY AG

PFEIFFER VACUUM TECHNOLOGY AG

CONSOLIDATED STATEMENTS OF INCOME
(in thousands other than per share amounts)
(unaudited)

	Three months ended
	March 31,
	2005	2004
	€	€
Net sales	37,631	39,040
Cost of sales	(20,423)	(21,729)

Gross profit	17,208	17,311

Selling and marketing expenses	(4,647)	(4,779)
General and administrative expenses	(3,005)	(3,806)
Research and development expenses	(1,955)	(2,269)

Operating profit	7,601	6,457

Interest expense	(8)	(14)
Interest income	176	75
Foreign exchange gain	444	491

Income before taxes	8,213	7,009

Income taxes	(3,285)	(2,846)

Net income	4,928	4,163

Earnings per ordinary share/ADR (in €)

Basic	0.57	0.48

Diluted	0.57	0.48

See accompanying notes to the consolidated financial statements.

PFEIFFER VACUUM TECHNOLOGY AG

CONSOLIDATED BALANCE SHEETS
(in thousands, unaudited)

	March 31,	December 31,
	2005	2004
	€	€
Assets
Cash and cash equivalents	45,288	44,986
Trade accounts receivable - net	20,354	18,967
Other accounts receivable	2,698	4,062
Inventories - net	14,977	14,865
Investment securities	9,000	9,000
Prepaid expenses	644	541
Deferred tax assets - net	832	774
Other current assets	329	564

Total current assets	94,122	93,759

Intangible assets	546	495
Property, plant and equipment - net	23,512	23,823
Investment Securities	4,002	1,002
Deferred tax assets - net	2,368	2,328
Prepaid pension cost	2,817	2,817
Other assets	1,082	1,009

Total non-current assets	34,327	31,474

Total assets	128,449	125,233

Liabilities and shareholders’ equity
Trade accounts payable	3,205	2,988
Accrued liabilities	7,462	9,645
Income tax liabilities	4,810	5,720
Customer deposits	1,178	1,911
Other payables	4,136	3,365

Total current liabilities	20,791	23,629

Convertible bonds	768	794
Accrued pension	1,742	1,455

Total non-current liabilities	2,510	2,249

Shareholders’ equity
Share capital (13,459,350 no par value ordinary shares authorized, 8,790,600 issued and 8,690,524 outstanding at March 31, 2005 and at December 31, 2004)	22,504	22,504
Additional paid-in capital	2,821	2,821
Retained earnings	84,184	79,256
Accumulated other comprehensive loss	(1,923)	(2,788)
Treasury stock, at cost (100,076 ordinary shares)	(2,438)	(2,438)

Total shareholders’ equity	105,148	99,355

Total liabilities and shareholders’ equity	128,449	125,233

See accompanying notes to the consolidated financial statements.

PFEIFFER VACUUM TECHNOLOGY AG

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

				Accumulated Other
				Comprehensive Income
		Additional		Minimum	Cumulative	Unrealized		Total
	Share	paid-in	Retained	pension	translation	gain/(loss)	Treasury	shareholders'
	capital	capital	earnings	liability	adjustment	on hedges	stock	equity
	(€ in thousands)
Balance at January 1, 2003	22,504	2,821	65,870	(656)	1,560	409	—	92,508
Dividends paid			(4,903)					(4,903)
Treasury stock							(2,438)	(2,438)
Net income			12,746					12,746
Components of other comprehensive income - net of tax of €(305) -				592	(3,609)	141		(2,876)
Total comprehensive income								9,870

Balance at December 31, 2003	22,504	2,821	73,713	(64)	(2,049)	550	(2,438)	95,037
Dividends paid			(6,083)					(6,083)
Net income			11,626					11,626
Components of other comprehensive income - net of tax of €(11) -				(100)	(765)	(360)		(1,225)
Total comprehensive income								10,401

Balance at December 31, 2004	22,504	2,821	79,256	(164)	(2,814)	190	(2,438)	99,355
Net income			4,928					4,928
Components of other comprehensive income - net of tax of €52 -					968	(103)		865
Total comprehensive income								5,793

Balance at March 31, 2005	22,504	2,821	84,184	(164)	(1,846)	87	(2,438)	105,148

See accompanying notes to the consolidated financial statements.

PFEIFFER VACUUM TECHNOLOGY AG

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands, unaudited)

	Three months ended March 31,
	2005	2004
	€	€
Cash flow from operating activities:
Net income	4,928	4,163
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	849	871
Gain on disposal of fixed assets	(23)	(30)
Change in deferred taxes	5	22
Provision for doubtful accounts	90	382
Effects of changes in operating assets and liabilities:
Trade accounts receivable	(1,240)	(2,074)
Other accounts receivable	1,368	247
Inventories	(3)	(2,360)
Prepaid expenses	(97)	(48)
Other current assets	69	119
Other long-term assets	(68)	3
Accrued pension liabilities	252	462
Accounts payable trade	213	377
Income tax liabilities	(921)	964
Accrued other liabilities	(2,240)	(222)
Customer deposits	(733)	164
Other payables	755	1,752

Net cash provided by operating activities	3,204	4,792

Cash flow used in investing activities:
Proceeds from disposal of fixed assets	46	41
Capital expenditures	(612)	(285)
Purchase of investment securities	(3,000)	-

Net cash used in investing activities	(3,566)	(244)

Net cash used in financing activities	-	-

Effects of foreign exchange rate changes on cash and cash equivalents	664	403

Net increase in cash and cash equivalents	302	4,951

Cash and cash equivalents at beginning of period	44,986	29,432

Cash and cash equivalents at end of period	45,288	34,383

Non-cash transactions:
Repayments of convertible bonds and employee loans	(26)	-

See accompanying notes to the consolidated financial statements.

PFEIFFER VACUUM TECHNOLOGY AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

March 31, 2005

1.	The Company and Basis of Presentation

     Pfeiffer Vacuum is a full-line manufacturer in the vacuum technology business offering solutions for a variety of customer applications relating to the generation, control and measurement of vacuum. The products developed and manufactured at the production facility in Asslar, Germany, include turbomolecular pumps, a range of backing pumps, such as rotary vane, Roots and dry pumps, complete pumping stations as well as customized vacuum systems, vacuum components and instruments.

Pfeiffer Vacuum distributes its products through a network of its own sales offices and subsidiaries as well as independent marketing agents. Moreover, there are service support centers in most major industrial locations throughout the world. The Company’s primary markets are located in Europe, the United States and Asia.

The Consolidated Financial Statements of Pfeiffer Vacuum Technology AG and its subsidiaries (“the Company” or “Pfeiffer Vacuum”) have been prepared in accordance with United States Generally Accepted Accounting Principles (U.S. GAAP). The interim financial statements reflect all adjustments (consisting only of normal recurring adjustments) which are necessary for a fair presentation of the financial position, results of operations and cash flows of the Company.

Pfeiffer Vacuum presents its Consolidated Financial Statements in euros (€).

2.	Summary of Significant Accounting Policies

Consolidation Principles

     All companies which Pfeiffer Vacuum Technology AG directly or indirectly controls are consolidated. The Company is considered to control an entity if it either directly or indirectly holds a majority of the voting rights and can therefore exercise a controlling influence.

All material intercompany gains and losses, receivables, liabilities, revenues and expenses are eliminated as part of the consolidation process.

Use of Estimates

     The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions that affect the amounts of assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the reporting period that are reported in the financial statements and accompanying notes. These estimates and assumptions could differ from the actual results.

Reclassifications

     Certain prior-year amounts have been reclassified to provide comparability with the presentation of the current year financial statements.

PFEIFFER VACUUM TECHNOLOGY AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Foreign Currency Translation

     The financial statements of the Company’s foreign subsidiaries have been translated into euros (€) in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign Currency Translation”. The functional currency of all of the Company’s foreign subsidiaries is the applicable local currency in which that entity conducts its business. When translating foreign functional currency financial statements, year-end exchange rates are applied to the assets and liabilities, while average annual exchange rates are applied to income statement accounts. The resulting translation adjustments are recorded as accumulated other comprehensive income (loss).

3.	New U.S. Legislation and Accounting Rules

     As a result of the Company’s listing at New York Stock Exchange, it is subject not only to the provisions of German law (corporation, codetermination and capital market legislation) and of its own Articles of Association but also to the licensing requirements of the New York Stock Exchange. American capital market legislation - specifically the Sarbanes-Oxley Act and the rules and regulations of the Securities and Exchange Commission (“SEC”) - also apply to Pfeiffer.

On December 16, 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Share-Based Payment,” which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation.” SFAS No. 123® supersedes Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” and amends SFAS No. 95, “Statement of Cash Flows.” Generally, the approach in SFAS No. 123® is similar to the approach described in SFAS No. 123. However, SFAS No. 123® requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. SFAS No. 123® must be adopted in the first interim or annual period beginning after January 1, 2006. Early adoption will be permitted in periods in which financial statements have not yet been issued. The Company plans to adopt SFAS No. 123® on January 1, 2006.

4.	Inventories

     Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

Inventories consist of the following:

	March 31,	December 31,
	2005	2004
	(€ in thousands)

Raw materials	7,024	7,021
Work-in-process	9,590	9,992
Finished products	9,153	8,876
Reserves	(10,790)	(11,024)

Total inventories - net	14,977	14,865

5.	Investment Securities

     In the first quarter 2005, the Company purchased investment securities amounting to € 3.0 million, which will be held until final maturity and are consequently valued at carrying cost of acquisition.

PFEIFFER VACUUM TECHNOLOGY AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

6.	Stock-Based Compensation - Convertible Bonds

     As permitted under SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended, the Company applies the intrinsic value-based method in accordance with APB Opinion No. 25 for its stock-based compensation plans. Under APB No. 25 “Accounting for Stock Issued to Employees,” compensation expense is recorded on the measurement date only if the current market price of the underlying stock exceeds the exercise price.

Employee Participation Program, Term: 2000 through 2005

     Within the scope of an employee participation program, in July 2000, the Company issued 4,400 convertible bonds valued at € 0.6 million at an issue price of 100% to members of management and salaried employees of the Company and its subsidiaries in Germany and other countries. The conversion feature entitles the bearer to convert each bond with a par value of € 128 into 50 non-par value shares of the Company, upon payment of a conversion price.

The conversion price is based upon 110% of the average closing price on the Frankfurt Stock Exchange for the last ten trading days prior to the resolution by the Management Board to issue the convertible bonds. Accordingly, the conversion price for the July 2000 issue was set at € 48.03 per share and includes the bond par value per equivalent share of € 2.56. There were 120,000 option shares, related to convertible bonds for the 2000 issue, outstanding at March 31, 2005. Fair value at the date of grant was € 10.64 per common share option.

Beginning in July 2002, each holder of convertible bonds could convert up to 30% of such bonds to common stock, in July 2003 up to 60% and in July 2004 up to 100%. The final conversion date is December 9, 2005. Conversion is only possible during specific periods of time. The convertible bonds bear interest at 6% p.a. and are redeemable at par on December 10, 2005, unless previously converted. The bonds are to be returned at par upon termination of employment. Employees were given the opportunity to finance the purchase of the convertible bonds with interest-bearing employee loans.

These loans bear interest at the same fixed rate as the bonds, have identical terms, are classified as other long-term assets in the balance sheet and are repayable upon conversion or return. There is a right of setoff for both principal and interest between the loan and the bond. As of March 31, 2005, employees had returned 2,000 of these convertible bonds having an aggregate principal value of € 256,000 and repaid the corresponding employee loans.

Employee Participation Program, Term: 2002 through 2007

     Within the scope of a further employee participation program, in July 2002, the Company issued 4,600 convertible bonds having an aggregate principal amount of € 0.6 million to members of management and salaried employees of the Company in Germany and other countries. The conversion feature entitles the bearer to convert each bond with a par value of € 128 into 50 non-par shares of Company stock, upon payment of a conversion price.

The conversion price is based upon 110% of the average closing price on the Frankfurt Stock Exchange for the last ten trading days prior to the resolution by the Management Board to issue the convertible bonds. The conversion price for the July 2002 issue was set at € 42.86 per share and includes the bond par value per equivalent share of € 2.56. There were 180,000 option shares, related to the convertible bonds for the 2002 issue, outstanding at March 31, 2005. Fair value at the date of grant was € 10.35 per common share option.

Each holder of convertible bonds could convert up to 30% of such bonds to ordinary shares for the first time following the Annual Shareholders’ Meeting in 2004, and can convert up to 60% following the Annual Shareholders’ Meeting in 2005 and up to 100% following the Annual Shareholders’ Meeting in 2006. The final conversion date is December 9, 2007. Conversion is only possible during specific periods of time.

PFEIFFER VACUUM TECHNOLOGY AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

The convertible bonds bear interest at 6% p.a. and are redeemable at their principal amount on December 10, 2007, unless previously converted or called. The bonds may be called by the Company at their principal amount upon termination of employment. Employees were given the opportunity to finance the purchase of the convertible bonds with interest-bearing employee loans. These loans bear interest at the same fixed rate as the bonds, have identical terms, are classified as other long-term assets in the balance sheet and are repayable upon conversion or return. There is a right of setoff for both principal and interest between the loan and the bond.

As of March 31, 2005, employees had returned 1,000 of these convertible bonds having an aggregate principal value of € 128,000 and repaid the corresponding employee loans.

Accounting for Stock Based Compensation

A summary of option shares related to the convertible bonds is as follows:

		Weighted
	Number of	Average
	Shares	Exercise Price
	Outstanding	per Share
		€
Convertible shares outstanding January 1, 2004	330,000	44.74
Granted	-	-
Exercised	-	-
Forfeited	(20,000)	42.86

Convertible shares outstanding December 31, 2004	310,000	44.86
Granted	-	-
Exercised	-	-
Forfeited	(10,000)	42.86

Convertible shares outstanding March 31, 2005	300,000	44.93

Shares exercisable at March 31, 2005 totaled 174,000.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in 2002 and 2000: Risk-free interest rates ranging from 4% to 5%; expected lives ranging from 4.5 to 6 years; expected dividend yield of 1% to 2%; and expected volatility ranging from 30% to 40%.

SFAS 123 requires disclosure of pro forma information regarding net income and earnings per share as if the Company had accounted for its stock-based compensation to employees using the fair value method. For pro forma purposes, using the fair value method the Company’s net income would have been K€ 4,820 and earnings per share would have been € 0.55.

PFEIFFER VACUUM TECHNOLOGY AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

7.	Earnings per Ordinary and Diluted Share and ADR

The following table sets forth the computation of basic and diluted earnings per share and ADR:

	Three months ended
	March 31,
	2005	2004
Numerator:
Net income (in thousands €)	4,928	4,163

Denominator:
Denominator for basic earnings per share - weighted-average shares	8,690,524	8,690,524

Effect of dilutive securities:
Convertible bonds	-	-

Denominator for diluted earnings per share - adjusted weighted average shares and assumed conversions	8,690,524	8,690,524

Basic earnings per share and ADR (€)	0.57	0.48

Diluted earnings per share and ADR (€)	0.57	0.48

8.	Share Ownership

     The following table shows (known to the Company) the number of Ordinary Shares, ADR and Convertible Bonds of the Company as of March 31, 2005 owned by all members of the Supervisory Board and the Management Board:

	Ordinary		Convertible
Members of the Supervisory Board	Shares	ADRs	Bonds

Dr. Michael Oltmanns	100	0	0
Michael J. Anderson	0	0	0
Prof. Dr. Klaus Jürgen Kügler	0	0	0
Götz Timmerbeil	0	0	0
Edgar Keller	0	0	0
Günter Schneider	80	0	0

	Ordinary		Convertible
Members of the Management Board	Shares	ADRs	Bonds

Wolfgang Dondorf	34,100	200	0
Manfred Bender	140	0	750

PFEIFFER VACUUM TECHNOLOGY AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

9.	Employees

     As of March 31, 2005 the Company employed 710 people, of which 527 are in Germany and 183 in other countries.

Headcount

	March 31,
	2005	2004	2005	2004
	Germany		Other Countries

Production	282	300	58	57
Research and Development	84	97	-	-
Selling and Marketing	102	105	96	93
Administration	59	68	29	34

Total	527	570	183	184

The Company’s manpower dropped by 5.8% primarily due to its withdrawal from DVD business. The accrued restructuring costs due to the redundancy program amounted to € 0.9 million at December 31, 2004 and decreased to approximately € 0.4 million at March 31, 2005, in consequence of payments.

10.	Pension Benefits and Similar Obligations

     Most employees of the Company are entitled to receive pension benefits from Pfeiffer Vacuum, which are covered by defined benefit plans. Plan assets for the German Pension Plans are held in the Pfeiffer Vacuum Trust e.V. (“the Trust”), a registered association. It is an independent, bankruptcy-protected, separate legal entity whose sole purpose is to act in a fiduciary capacity as trustee for the assets held. Contributions for the year 2004 totaled K€ 836 and reflected the amount of the net periodic pension cost. The trust has invested this cash in a mutual fund managed by an unrelated third party that pursues a target allocation of 30% in equities and 70% in fixed-income securities and cash.

Pension expense for all plans included the following components:

	Three months ended
	March 31,
	2005	2004
	(€ in thousands)

Service cost	251	220
Interest cost	550	516
Expected return on assets	(544)	(501)
Amortization of:
Unrecognized net actuarial (gains) losses	38	4
Unrecognized prior service cost	18	19
Other	6	-

Net pension cost	319	258

In March 2005, the Company contributed approximately € 0.8 million to the Pfeiffer Vacuum Trust e.V. as plan assets for its German based early retirement obligation. Analog to the pension plan presentation, Pfeiffer Vacuum offsets these designated assets against the early retirement obligation in the liabilities section of the consolidated financial statements.

PFEIFFER VACUUM TECHNOLOGY AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

11.	Warranty

     Warranty accruals are established in the period the related revenue is recognized. The estimate is based on managements’ estimate and historical experience by specific product type.

Warranty provisions consist of the following:

	March 31,
	2005	2004
	(€ in thousands)

Balance at beginning of period	2,993	3,625
Warranties issued during the period	244	413
Utilization of accruals	(109)	(59)

Balance at end of period	3,128	3,979

12.	Segment Information

     The Company evaluates the success and performance of its subsidiaries on the basis of their income before income tax.

The Company’s business activities include the development, manufacture, sale and service of vacuum pumps, vacuum components and instruments, as well as vacuum systems. The subsidiaries in the individual countries are independent legal entities with their own management. Consequently, segment reporting is country-based.

Information concerning the Company’s geographic locations is summarized as follows:

	Three months ended
	March 31,
	2005	2004
	(€ in thousands)
Net Sales
Germany
Unaffiliated	15,925	18,031
Intercompany	13,538	12,704

	29,463	30,735
Europe excluding Germany.	13,299	11,344
United States	7,718	7,875
Rest of World	886	1,938

	51,366	51,892
Intercompany eliminations	(13,735)	(12,852)

Total	37,631	39,040

Operating Profit
Germany	6,134	4,721
Europe excluding Germany.	904	799
United States	316	573
Rest of World	148	267

	7,502	6,360
Intercompany eliminations	99	97

Total	7,601	6,457

PFEIFFER VACUUM TECHNOLOGY AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

13.	Income Tax Expense

     Under German corporate tax law, taxes on income are composed of corporate taxes, trade taxes and an additional surtax.

The Company’s effective tax rate was 40.0% for the first quarter of 2005 and is virtually the same as for the first quarter of 2004 (40.6%).

PFEIFFER VACUUM TECHNOLOGY AG

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Results of Operations

Three Months Ended March 31, 2005 Compared to Three Months Ended March 31, 2004
(Percentages calculated based on amounts in thousands €)

Net Sales

The following table summarizes the Company’s net sales by geographical area:

	Three months ended
	March 31, 2005		March 31, 2004
	(€ in thousands)%		(€ in thousands)%
Net Sales
Germany	9,578	25.4	12,141	31.1
Europe excluding Germany	13,881	36.9	11,790	30.2
United States	7,665	20.4	7,825	20.0
Asia	6,125	16.3	7,041	18.1
Rest of World	382	1.0	243	0.6

Total	37,631	100.0	39,040	100.0

     Total net sales amounted to € 37.6 million in the first quarter of 2005 and decreased by € 1.4 million or 3.6% from € 39.0 million in the previous year’s period. The major part of the sales decrease amounting to approximately € 2.6 million (thereof € 1.6 million due to the withdrawal of the DVD business in 2005) was recorded in Germany, partly offset by an increase in Europe (excluding Germany) of € 2.1 million. The Company’s net sales revenue in the U.S. increased in U.S. dollar by 2.8%. Due to the weakness of the U.S. dollar against the euro, the sales in the U.S. were adversely impacted by the effect of exchange rate differences amounting to approximately € 0.4 million. Sales in Asia reached in the first quarter of 2004 a higher-than-average level and amounted to € 7.0 million. In the first three months of 2005 the Company in this region recorded only € 6.1 million revenue, a decrease by € 0.9 million.

Net sales revenue in the Company’s core product, the turbo pump, decreased by € 1.3 million or 8.0% from € 15.8 million in the first quarter of 2004 to € 14.5 million in 2005, offset by an increase in fore vacuum pumps by € 0.5 million or 10.8%. Sales in vacuum systems increased from € 1.8 million in the first quarter of 2004 (including € 1.6 million DVD business) to € 2.1 million in 2005 (DVD business revenue was € 0). Revenue in service decreased by € 0.6 million, sales in vacuum instruments and components decreased by € 0.4 million or 3.4%.

Pfeiffer Vacuum is one of the leading full-line suppliers of vacuum technology and operates in a highly competitive market. Significant factors that affect its revenue are product performance, application support, post-sales service and training, a global network of sales and service organizations, product availability and fair prices. In Europe and especially in Germany, industry spending and investing remain low and despite the Company’s sales promotion efforts, sales did not increase.

Order intake and Order backlog

     Orders received amounted to € 41.4 million in the three months ended March 31, 2005 and remained at the prior year period’s level (€ 41.3 million). Order intake in turbo pumps increased by € 2.2 million, in fore vacuum pumps by € 1.4 million, offset by decreased orders received in service by € 0.5 million and vacuum components and instruments by € 0.9 million.

PFEIFFER VACUUM TECHNOLOGY AG

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Order backlog increased slightly by € 0.6 million from € 29.5 million in the three month period ended March 31, 2004 to € 30.1 million in 2005. The Company considers its order intake and order backlog positions as an indication for a business development against the general economic trend.

Contracts are included in backlog only if they represent firm orders and include firm shipping schedules. The backlog position at any particular time should generally not be construed to represent future levels of sales and orders.

Gross Profit

     Despite the decrease in sales amounting to € 1.4 million, gross profit only decreased by € 0.1 million or 0.6% from € 17.3 million in the three months ended March 31, 2004 to € 17.2 million in the comparable period in 2005. The Company’s gross margin increased from 44.3% in 2004 to 45.7% in 2005 resulting primarily from decreased manpower in the DVD production plant.

Selling and Marketing Expenses

     Selling and marketing expenses decreased slightly from € 4.8 million in the first quarter 2004 to € 4.6 million in the first quarter 2005. As a percentage of sales, selling and marketing expenses remained virtually constant at 12.3% (2004: 12.2%), due to lower net sales revenues.

General and Administrative Expenses

     General and administrative expenses amounted to € 3.0 million in the three months ended March 31, 2005 and decreased significantly by € 0.8 million from € 3.8 million in the prior year’s period. The Company’s ongoing ability to manage all headquarter and subsidiary needs with a small staff led to decreased general and administrative expense. The first quarter 2004 reflected increased costs for indemnities, bonuses and pensions which returned back to a normal level in 2005. Additionally, the withdrawal from the DVD business had a small positive effect in 2005. As a percentage of sales, general and administrative expenses decreased from 9.8% in 2004 to 8.0% in 2005.

Research and Development

     Research and development expenses decreased from € 2.3 million in the first quarter of 2004 to € 2.0 million in the first three months of 2005. The percentage of sales was 5.2% in 2005 and 5.8% in 2004. The Company continues to depend on continuing technological advances in vacuum pump design and manufacturing and has invested in the needs of future markets, improving its market position and entering new markets. Pfeiffer Vacuum will continue to maintain a high ratio of research and development expenditures relative to total sales. The Company expenses all research and development costs as they are incurred.

Operating Profit

     Operating profit increased from € 6.5 million in the three months ended March 31, 2004 to € 7.6 million in the three months ended March 31, 2005. As a percentage of sales the operating profit increased significantly from an already high level of 16.5% to 20.2%.

The Company implemented in past a variety of cost reduction measures. The workforce was lowered from 754 to 710 primarily due to the withdrawal from the DVD business. Pfeiffer Vacuum intends to continue its worldwide cost management.

PFEIFFER VACUUM TECHNOLOGY AG

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Interest Income and Interest Expense

     Interest income in the first quarter of 2005 amounted to € 0.2 million compared to € 0.1 million in the first quarter of 2004.

Foreign Exchange Gain

     Foreign exchange gain in the first quarter of 2004 amounted to € 0.5 million and decreased slightly by € 0.1 million to € 0.4 million in the first quarter of 2005.

Income Tax Expense

     The effective tax rate for the three month period ended March 31, 2005 was 40.0% compared to 40.6% in the respective period of 2004.

Net income

     Net income increased by € 0.7 million or 18.4% from € 4.2 million in the first quarter 2004 to € 4.9 million in the first quarter 2005, due to the factors discussed above.

Net income per Ordinary Share and ADR was € 0.57 (basic) and € 0.57 (diluted) in the three months ended March 31, 2005 compared to € 0.48 (basic) as well as € 0.48 (diluted) in the three months ended March 31, 2004.

Liquidity and Capital Resources

     The Company’s business continues to generate sufficient cash to fund its operations, including its working capital and capital expenditure requirements. In the three month period ended March 31, 2005, net cash provided by operating activities totaled € 3.2 million as compared to € 4.8 million for the same period in the prior year. The decrease in net cash provided by operating activities is primarily a result of income tax payments, paid staff bonuses, and an increase in trade accounts receivable conditional upon extension of terms of payment for some major customers, partly offset by an increase in net income.

The Company’s use of cash in investing activities was € 3.6 million in the first quarter of 2005, compared to € 0.2 million in the first quarter of 2004. This increase primarily arises from the purchase of investment securities amounting to € 3.0 million and higher capital expenditures (€ 0.3 million).

All investments have been financed by the Company’s cash reserves.

The Company had no long-term debt at March 31, 2005, except for convertible bonds related to employee participation programs.

PFEIFFER VACUUM TECHNOLOGY AG

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

May 2, 2005

PFEIFFER VACUUM TECHNOLOGY AG
By: /s/ Wolfgang Dondorf
Wolfgang Dondorf Chief Executive Officer
By: /s/ Manfred Bender
Manfred Bender Chief Financial Officer